UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

Date: February 21, 2017	By:	/s/ Andrew D. Grasby
	Name:	Andrew D. Grasby
	Title:	Senior Vice President, General Counsel &
Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1	PENGROWTH ANNOUNCES PLAN TO REDUCE OUTSTANDING DEBT BY $530MM THROUGH RETIREMENT OF $127MM OF CONVERTIBLE DEBENTURES AND THE PREPAYMENT OF US $300MM OF THE 6.35% SENIOR NOTES DUE JULY 26, 2017